Merdinger, Fruchter, Rosen & Corso, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
888 SEVENTH AVENUE
NEW YORK, NEW YORK 10106

TEL: (212) 757-0400
FAX: (212) 757-0124

Securities and Exchange Commission
450 5th Street NW
Washington, DC 20549

Gentlemen:

We have read and agree with the comments in Item 4 of Form 8-K of Expressions Graphics, Inc. dated March 28, 2001.

\S\   Merdinger, Fruchter, Rosen & Corso, P.C.
MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.
Certified Public Accountants

New York, New York
November 13, 2001

Merdinger, Fruchter, Rosen & Corso, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
888 SEVENTH AVENUE
NEW YORK, NEW YORK 10106

TEL: (212) 757-0400
FAX: (212) 757-0124

November 13, 2001

Mr. Frank Dreschler
Expressions Graphics, Inc.
101 Convention Center Drive
Suite 700
Las Vegas, NV 89109

Dear Mr. Dreschler:

This is to confirm that the client-auditor relationship between Expressions Graphics, Inc. (Commission file number 333-38976) and Merdinger, Fruchter, Rosen & Corso, P.C. has ceased.

Very truly yours,

MERDINGER, FRUCHTER, ROSEN & CORSO, P.C.

/S/ Leonard Fruchter

Leonard Fruchter, CPA

LF:lc

cc: Office of the Chief Accountant
        SECPS Letter File
        Securities and Exchange Commission
        Mail Stop 9-5
        450 Fifth Street, NW
        Washington, DC 20549